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                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12(b) and
                   Rule 14d-2(b)  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                           December 7, 2000


            Statement of Tyson Foods, Inc. Regarding IBP, inc.
                        Response to Buyout Proposal

                             December 6, 2000

     Tyson Foods, Inc. [NYSE:TSN] has received the response the Special Committee of the Board of Directors of IBP, inc. [NYSE: IBP] to our proposed acquisition of the company's outstanding shares. We are currently evaluating their response and embarking on the due diligence process and continue to believe our proposal represents far superior value to the Smithfield proposal.
     We believe ours is a win-win proposal for both Tyson and IBP shareholders. It is immediately accretive to Tyson earnings and will combine two companies with excellent reputations for quality products and customer service.
  It also represents superior value for IBP shareholders because of all of the reasons previously stated:
- It includes a significant cash component, as well as Tyson stock and the assumption of IBP debt. Smithfield's offer was for only an equity swap. We believe we'll be able to finance the cash portion of the transaction from readily-available sources.
- Tyson Foods, Inc. is an experienced transaction partner with a strong balance sheet. We have successfully assimilated more than thirty significant acquisitions in our history.
- Quite significantly, the Tyson proposal does not radically alter the agricultural landscape, as might other combinations. We are not involved in the beef industry at all at this time. While we are involved in the live production of hogs on a limited scale, our production is primarily based on smaller family farms. Additionally, our production represents only between two and three percent of the country's commercially grown hogs. Given these circumstances, we see no obstacles to regulatory approval.
  For more information, contact Ed Nicholson, Tyson's director of media and community relations at (501) 290-4591, or Louis Gottsponer, director of investor relations at (501) 290-4826.











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Forward Looking Statements
Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to Tyson's belief that the proposed transaction is expected to be immediately accretive to earnings; the regulatory review and approvals to be triggered by the proposed transaction; the prospects and financial condition of the combined operations of Tyson and IBP; the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises; the intended qualification of the proposed transaction as a tax-free reorganization; and other statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


Important Information.

The information in this news release concerning IBP and the proposed transactions by IBP management and Smithfield Foods has been taken from, or is based upon, publicly available information. Although Tyson does not have any information that would indicate that any information contained in this news release that has been taken from such documents is inaccurate or incomplete, Tyson does not take any responsibility for the accuracy or completeness of such information. To date, Tyson has not had access to the books and records of IBP.

MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSAL WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999,
ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

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Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

AS OF THE DATE OF THIS PRESS RELEASE, NONE OF THE FOREGOING PARTICIPANTS, INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 5% OF IBP'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN TYSON'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING AND OTHER DOCUMENTS FILED WITH THE SEC, TO THE KNOWLEDGE OF TYSON, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF TYSON HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN TYSON OR IBP.

This press release is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.